UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GSI Group Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

36191C106
(CUSIP Number)

Ellen Porges, Esq. Goldman Sachs Asset Management 200 West Street New York, NY 10282 212-902-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 36191C106	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Goldman Sachs Asset Management (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,071,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,071,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,071,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.07%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 36191C106	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Liberty Harbor I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,071,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,071,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,071,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.07%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 36191C106	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Liberty Harbor Master Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,071,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,071,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,071,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.07%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 36191C106	SCHEDULE 13D/A	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 7 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010, Amendment No. 3 filed on March 16, 2010, Amendment No. 4 filed on March 19, 2010, Amendment No. 5 filed on May 12, 2010 and Amendment No. 6 filed on May 18, 2010, the "Schedule 13D") with respect to the common stock, no par value (the “Old Common Stock”), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer").  On the Effective Date (as defined below), all outstanding shares of Old Common Stock were cancelled and an equivalent number of new shares of common stock, no par value (the “Common Stock”), were issued to the holders thereof.  This Amendment relates to the Common Stock. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

In connection with the bankruptcy of the Issuer Parties as described in the Issuer’s current report on Form 8-K filed on July 23, 2010 (the “Issuer’s Form 8-K”), and pursuant to the Fourth Modified Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on May 27, 2010 (the “Plan”), as of July 23, 2010 (the “Effective Date”), Liberty Harbor (a) received 1,439,775 shares of Common Stock in exchange for 1,534,369 shares of Old Common Stock, (b) received 925,926 shares of Common Stock in exchange for its pro rata share of $5,000,000 in principal amount of Notes in connection with the Supplemental Equity Exchange (reflecting an effective conversion price of $1.80 a share), (c) exchanged $7,567,567 in principal amount of Notes for 4,204,204 shares of Common Stock at a price of $1.80 per share pursuant to the Backstop Commitment, and (d) purchased 1,501,686 shares of Common Stock at a purchase price of $1.80 per share in the Rights Offering (which purchase price was paid in cash).

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As previously disclosed, on November 20, 2009, the Issuer Parties filed voluntary petitions in the Bankruptcy Court for relief under Chapter 11 of the Bankruptcy Code.  On May 24, 2010, the Issuer Parties filed with the Bankruptcy Court the Fourth Modified Plan of Reorganization, as subsequently modified.  On May 27, 2010, the Bankruptcy Court entered an order confirming the Plan.

On the Effective Date, the Issuer Parties consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms.  Under the Plan, Liberty Harbor received (i) $35,803,000 in principal amount of New Senior Secured Notes, (ii) its pro rata share of the Cash Payment, (iii) its pro rata share of the cash proceeds from the Rights Offering, (iv) payment of all accrued but unpaid interest due under its Notes through the Effective Date and (v) its pro rata share of the Supplemental Equity Exchange.  In addition, in connection with the Backstop Commitment previously disclosed, Liberty Harbor exchanged $7,567,567 in principal amount of its Notes for 4,204,204 shares of Common Stock at a price of $1.80 per share.  As a holder of Old Common Stock immediately prior to the Effective Date, Liberty Harbor received 1,439,775 shares of Common Stock in exchange for its 1,534,369 shares of Old Common Stock, which amount of Common Stock represents 93.835% of the shares of Old Common Stock held by Liberty Harbor immediately prior to the Effective Date.  Pursuant to the Plan, the holders of Old Common Stock received a number of shares of Common Stock equal to 93.835% of the number of shares of Old Common Stock held by them immediately preceding the Effective Date and the Issuer placed a number of shares of Common Stock equal to 6.165% of the aggregate number of shares of Old Common Stock outstanding immediately preceding the Effective Date (the "Reserve Shares") in reserve subject to the resolution of a certain pending litigation against the Issuer unrelated to the Chapter 11 cases of the Issuer Parties.  The Reserve Shares are being held in escrow and the escrow agent will vote all Reserve Shares proportionally in the same manner as the Common Shares are voted.

CUSIP No. 36191C106	SCHEDULE 13D/A	Page 6 of 9 Pages

On the Effective Date, Liberty Harbor also received its pro-rata portion of the backstop commitment fee previously disclosed in the Schedule 13D for its commitment to backstop the Rights Offering, which aggregate fee for all Consenting Noteholders was equal to 5% of the backstop commitment amount.

Liberty Harbor also participated in the Rights Offering as a holder of Old Common Stock.  In the Rights Offering, Liberty Harbor purchased 1,501,686 shares of Common Stock at a purchase price of $1.80 per share (which purchase price was paid in cash).

The New Senior Secured Notes were issued pursuant to that certain Indenture for the New Senior Secured Notes among the Subsidiary, as issuer, the Guarantors listed on the signature pages thereto, including the Issuer, and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee (“Trustee”) for the holders (“Holders”) of the New Senior Secured Notes (the “Indenture”).  The Subsidiary, the Issuer and the other Guarantors, and the Trustee (as collateral agent) also entered into a Security Agreement in connection with the New Indenture (the “Security Agreement”).  Pursuant to the Security Agreement, the Subsidiary, the Issuer and the other Guarantors, and the Trustee (as collateral agent) entered into other security documents, including certain mortgages and pledge agreements, to grant to the Trustee (as collateral agent) for the benefit of the Holders a security interest in and general lien upon substantially all assets and properties, real and personal, now owned or after acquired by the Issuer and the Subsidiary, as applicable, as security for all obligations, liabilities and indebtedness of the Subsidiary under the New Senior Secured Notes.  The Indenture and Security Agreement are included as Exhibits 4.1 and 10.1 respectively to the Issuer’s Form 8-K, and are incorporated herein by reference.

The Plan provided, among other things, that, as of the Effective Date, the board of directors of the Issuer is set at seven members.  The Plan provided that two members would be selected by the Required Noteholders, two members would be selected by the Equity Committee, one member would be selected by mutual agreement of the Required Noteholders and the Equity Committee, one member would be selected by the previous board of directors of the Issuer from the members of the previous board of directors of the Issuer, and the Chief Restructuring Officer of the Issuer would serve as a member of the board (collectively, the “Initial Board Members”).  Both the Plan and an amendment to the articles of reorganization of the Issuer in effect as of the Effective Date provide that the Initial Board Members may not be removed during the period of one year from the Effective Date without (i) the approval of the person or persons by whom they were selected, or (ii) the approval of the New Brunswick Court of Queen’s Bench based upon a finding of cause.

As previously disclosed, the Plan provides that three holders of the largest principal amount of Notes, which includes Liberty Harbor, may opt to have board observer rights subject to reasonable restrictions.

Pursuant to the Plan, on the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with each Consenting Noteholder, including Liberty Harbor.  Pursuant to the Registration Rights Agreement, the Issuer agreed to register the resale of the shares of Common Stock issued to such holders in accordance with the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”).  The Registration Rights Agreement provides that, at any time from and after the Effective Date, holders party thereto collectively owning at least 30% of the Registrable Securities (as defined in the Registration Rights Agreement) have the right to require the Issuer to effect certain underwritten registered offerings of such holders’ Common Stock issued pursuant to the Plan (including, without limitation, those shares of Common Stock issued pursuant to the Backstop Commitment), on the terms and conditions set forth in the Registration Rights Agreement. Holders of the

CUSIP No. 36191C106	SCHEDULE 13D/A	Page 7 of 9 Pages

Common Stock entitled to demand such registrations are entitled to request an aggregate of two (2) underwritten offerings (which, individually, must include an amount of Common Stock to be registered and/or sold by such holders in excess of $5 million).  In addition, holders party to the Registration Rights Agreement are entitled to request an unlimited number of piggyback registrations.  The above summary of the material terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which is included as Exhibit 4.2 to the Issuer’s Form 8-K, and is incorporated by reference herein.

As a result of the consummation of the Restructuring under the Plan on the Effective Date, there is no longer any argument that the Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 with any of the other Jointly Represented Noteholders.  The Reporting Persons expressly disaffirm membership in any group with the other Jointly Represented Noteholders with regard to the Common Stock at any time.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) GSAM and LH I GP may be deemed to beneficially own indirectly, and Liberty Harbor may be deemed to beneficially own directly, 8,071,591 shares of Common Stock, representing approximately 8.07% of the shares of Common Stock outstanding based on 100,002,179 shares of Common Stock outstanding as set forth in the Issuer’s Form 8-K.  None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by the Reporting Persons.  Each of GSAM LP and GSIS is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group").  This filing does not reflect securities, if any, beneficially owned by GS Group or any other subsidiaries of GS Group whose ownership is disaggregated from that of the Reporting Persons in accordance with the Release, and, in reliance on the Release, this filing does not include information regarding GS Group and its directors and executive officers as contemplated by Instruction C to Schedule 13D.  GSAM LP and GSIS, each an investment adviser, disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GSAM LP or GSIS or their employees have voting or investment discretion, or both, and (ii) securities managed, if any, on GSAM LP's or GSIS's behalf, by third parties.

The Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Jointly Represented Noteholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Noteholder) other than the shares of Common Stock beneficially owned by the Reporting Persons.

(b) Each  Reporting  Person shares the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Other than as set forth in Items 3 and 4 above, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto, during the sixty day period prior to the Date of Event that requires filing this statement on Schedule 13D, as amended.

CUSIP No. 36191C106	SCHEDULE 13D/A	Page 8 of 9 Pages

(d) Except for clients of GSAM who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Liberty Harbor, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described in Item 4 above, the New Senior Secured Notes were issued pursuant to the Indenture and are secured pursuant to the terms of the Security Agreement, copies of which are referenced as Exhibits 16 and 17, respectively, (which incorporate by reference Exhibits 4.1 and 10.1, respectively, of the Issuer’s Form 8-K), and are incorporated herein by reference.

As described in Item 4 above, on the Effective Date, the Consenting Noteholders entered into the Registration Rights Agreement with the Issuer, under which the Consenting Noteholders were granted registration rights with respect to the shares of Common Stock issued to them under the Plan, a copy of which is referenced as Exhibit 18 hereto (which incorporates by reference Exhibit 4.2 of the Issuer’s Form 8-K), and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

16.  Indenture, dated as of July 23, 2010, by and among the Subsidiary, the Guarantors listed on the signature pages thereto, including the Issuer, and the Trustee (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K).

17.  Security Agreement, dated as of July 23, 2010, by and among the Subsidiary, the Guarantors listed on the signature pages thereto (including the Issuer) and the Trustee, as collateral agent (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K).

18.  Registration Rights Agreement, dated as of July 23, 2010, by and among the Issuer and the Consenting Noteholders (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K).

CUSIP No. 36191C106	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2010

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS INVESTMENT STRATEGIES, LLC
By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

LIBERTY HARBOR I GP, LLC
By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

LIBERTY HARBOR MASTER FUND I, L.P.
By:	LIBERTY HARBOR I GP, LLC, its general partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact